                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)

                          DATA RESEARCH ASSOCIATES, INC.
               ---------------------------------------------------
                       (Name of Subject Company (issuer))

                            MCGUIRE ACQUISITION INC.
                              SIRSI HOLDINGS CORP.
                 -----------------------------------------------
                       (Names of Filing Persons (offeror))

                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                    237853106
                          -----------------------------
                      (CUSIP Number of Class of Securities)

                     Larry D. Smith, Chief Financial Officer
                            McGuire Acquisition Inc.
                              c/o SIRSI Corporation
                            101 Washington Street, SE
                         Huntsville, Alabama 35801-4827
                            Telephone: (256) 704-7000

                                 with copies to:

                             Adam K. Weinstein, Esq.
                                 O'Sullivan LLP
                        30 Rockefeller Plaza, 27th Floor
                            New York, New York 10112
                                 (212) 408-2491

                 -----------------------------------------------
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                            Calculation of Filing Fee

================================================================================

  Transaction valuation*                                  Amount of filing fee

          N/A (1)                                                $0.00 (1)
================================================================================

      *Set forth the amount on which the filing fee is calculated and state how it was determined.

            (1) No filing fee is required pursuant to general instruction D of Schedule TO.

 / / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                     Amount Previously Paid:       N/A
                                                            --------------------
                                     Form or Registration No.:     N/A
                                                              ------------------
                                     Filing Party:                 N/A
                                                  ------------------------------
                                     Date Filed:                   N/A
                                                --------------------------------


 /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 /X/  third-party tender offer subject to RULE 14D-1.
                                          ----------
 / /  issuer tender offer subject to RULE 13E-4.
                                     ----------
 / /  going-private transaction subject to RULE 13E-3.
                                           ----------
 / /  amendment to Schedule 13D under RULE 13D-2
                                      ----------
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

[LOGO APPEARS HERE]                                         [LOGO APPEARS HERE]
SIRSI                                                            D&R&A
THE LEADER IN LIBRARY TECHNOLOGY


FOR IMMEDIATE RELEASE
---------------------

SIRSI CORPORATION                                    DATA REASEARCH ASSOCIATES
Contact:  Vicki Smith                                Contact:  Michael Mellinger
Tel. No.: (256) 704-7000                             Tel. No.: (800) 325-0888
Email:    vickis@sirsi.com                           Email:    mike@dra.com


                         DATA RESEARCH EXTENDS DEADLINE

ST. LOUIS AND HUNTSVILLE, ALA., JULY 13, 2001 - SIRSI HOLDINGS CORP., a privately held company, and DATA RESEARCH ASSOCIATES, INC. (NASDAQ: DRAI) today jointly announced the signing of an amendment to the merger agreement which provides for a subsidiary of SIRSI to purchase all outstanding common stock of Data Research Associates, Inc. (DRA), extending for a period of ten business days the time after which either party may terminate the agreement if the purchaser does not obtain financing letters or commence an offer to purchase. Either party may terminate the agreement if financing letters are not obtained prior to July 27, 2001.

                                  * * * * * * *

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DRA. A Tender Offer Statement on Schedule TO will be filed by SIRSI and its acquisition subsidiary and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed by DRA with the Securities and Exchange Commission (SEC). You are urged to read the Tender Offer Statement and any other relevant documents to be filed with the SEC. The Tender Offer Statement, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents filed with the SEC will contain important information that you should consider before making any decision regarding the tender offer and related transactions. You may obtain a free copy of the Tender Offer Statement and other documents filed with the SEC at the SEC's web site at www.sec.gov. The Tender Offer Statement and other documents to be filed with the SEC by SIRSI will be available free of charge from SIRSI by directing a request to SIRSI Corporation, 101 Washington Street, Huntsville AL 35801-4827. In addition, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents to be filed with the SEC by DRA may be obtained free of charge from DRA by directing a request to Data Research Associates, Inc., 1276 North Warson Road, P.O. Box 8495, St. Louis, MO 63132-1806.

                                  * * * * * * *

This news release contains forward-looking statements and involves known and unknown risks, uncertainties, and other factors. Actual events, circumstances, effects, and results may be materially different from results, performance or achievements expressed or implied by these forward-looking statements. Consequently, the forward-looking statements contained herein should not be regarded as representations by SIRSI or DRA or any other person that the projected outcomes can or will be achieved, including statements about future business operations. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially are included in DRA's periodic reports filed with the SEC.

                                   * * * * * *

EDITORS: FOR INFORMATION ON SIRSI AND DRA, VISIT THEIR RESPECTIVE WEB SITES - WWW.SIRSI.COM AND WWW.DRA.COM. FOR ADDITIONAL INFORMATION ON THIS RELEASE, VISIT SIRSI'S PRESS EXTRANET AT WWW.SIRSI.COM/PRESS.